Exhibit 12

                          TUCSON ELECTRIC POWER COMPANY
                Computation of Ratio of Earnings to Fixed Charges

                                            9 Months Ended  12 Months Ended                    12 Months Ended
                                           -------------------------------- -------------------------------------------------------
                                                Sep. 30,         Sep. 30,    Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,
                                                  2004             2004        2003       2002       2001       2000       1999
- --------------------------------------------------------------------------- -------------------------------------------------------
                                                                                          - Thousands of Dollars -
FIXED CHARGES:
 Interest on Long-Term Debt                    $  54,615       $  73,817    $  76,585  $  65,620  $  68,678  $ 75,076   $ 78,220
 Other Interest (1)                                  906           1,139        1,820        273        441       211      1,696
 Interest on Capital Lease Obligations            60,873          82,144       84,053     87,783     90,506    92,815     82,414
- --------------------------------------------------------------------------- -------------------------------------------------------
TOTAL FIXED CHARGES                              116,394         157,100      162,458    153,676    159,625   168,102    162,330

NET INCOME                                        45,033          68,870      128,913     55,390     77,778    52,762     76,371

LESS:
  Extraordinary Income & Accounting Change -
     Net of Tax                                        -               -       67,471          -        470         -     22,597
- --------------------------------------------------------------------------- -------------------------------------------------------
NET INCOME FROM CONTINUING OPERATIONS             45,033          68,870       61,442     55,390     77,308    52,762     53,774

ADD (DEDUCT):
 (Income) Losses from Equity Investees (2)          (116)           (108)         (76)        17        700     1,543          -
 Income Taxes                                     35,119          27,867       21,090     36,434     57,545    27,610     24,249
 Total Fixed Charges                             116,394         157,100      162,458    153,676    159,625   168,102    162,330
- --------------------------------------------------------------------------- -------------------------------------------------------

TOTAL EARNINGS BEFORE TAXES
AND FIXED CHARGES                              $ 196,430       $ 253,729    $ 244,914  $ 245,517  $ 295,178 $ 250,017  $ 240,353
=========================================================================== =======================================================

RATIO OF EARNINGS TO FIXED CHARGES                 1.688           1.615        1.508      1.598      1.849     1.487      1.481

(1) Excludes recognition of Allowance for Borrowed Funds Used During Construction.
(2) Truepricing and Inncom (income) losses.